UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of operations

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	20,395	18,673
Marketable securities	182,140	196,135
Trade receivables	54,051	52,519
Recoverable taxes	5,995	10,327
Deferred commissions	1,884	1,671
Prepaid expenses and other current assets	7,564	5,265
Total current assets	272,029	284,590

Non-current assets
Equity investments	9,649	9,649
Trade receivables	6,189	11,384
Deferred tax assets	13,370	13,968
Recoverable taxes	4,800	1,364
Deferred commissions	4,909	4,852
Prepaid expenses and other non-current assets	1,268	1,119
Right-of-use assets	3,264	3,220
Property and equipment, net	3,412	2,970
Intangible assets, net	8,691	6,822
Goodwill	26,811	22,168
Total non-current assets	82,363	77,516
Total assets	354,392	362,106

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	39,571	36,003
Taxes payable	5,587	7,863
Lease liabilities	1,861	1,617
Deferred revenue	37,182	32,521
Accounts payable from acquisition of subsidiaries	-	29
Other current liabilities	3,643	1,989
Total current liabilities	87,844	80,022

Non-current liabilities
Accounts payable and accrued expenses	3,599	1,754
Taxes payable	177	160
Lease liabilities	1,569	1,695
Accounts payable from acquisition of subsidiaries	1,428	943
Deferred revenue	16,821	22,217
Deferred tax liabilities	644	808
Other non-current liabilities	352	361
Total non-current liabilities	24,590	27,938

Commitments and contingencies

EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized Class A: 97,220,978 and 103,947,244 issued; 97,168,865 and 103,874,660 outstanding. Class B: 80,516,730 and 80,866,730 issued and outstanding	18	18
Additional paid-in capital	339,843	365,933
Accumulated other comprehensive income (loss)	1,658	(2,023)
Accumulated losses	(99,611)	(109,814)
Equity attributable to VTEX’s shareholders	241,908	254,114
Non-controlling interests	50	32
Total shareholders’ equity	241,958	254,146
Total liabilities and equity	354,392	362,106

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Subscription revenue	58,400	53,891	168,228	158,216
Services revenue	1,208	2,099	4,335	6,941
Total revenue	59,608	55,990	172,563	165,157

Subscription cost	(11,567)	(11,662)	(34,244)	(35,097)
Services cost	(1,961)	(2,679)	(5,980)	(8,966)
Total cost	(13,528)	(14,341)	(40,224)	(44,063)
Gross profit	46,080	41,649	132,339	121,094

Operating expenses
General and administrative	(8,138)	(8,316)	(26,198)	(26,562)
Sales and marketing	(16,701)	(16,609)	(50,989)	(51,139)
Research and development	(16,725)	(13,723)	(47,009)	(42,014)
Other losses	(347)	(669)	(1,258)	(724)
Income (loss) from operations	4,169	2,332	6,885	655

Other income (expense), net	2,207	(96)	4,732	4,695

Income before income tax	6,376	2,236	11,617	5,350

Total income tax	(14)	1,129	(1,408)	3,704

Net income for the period	6,362	3,365	10,209	9,054

Non-controlling interest	11	(3)	6	(27)
Attributable to controlling shareholders	6,351	3,368	10,203	9,081

Earnings per share
Basic earnings per share	0.035	0.018	0.056	0.049
Diluted earnings per share	0.034	0.018	0.055	0.047

The above condensed consolidated interim statements of operations should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Common Stock
	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2024	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718
Net income for the period	-	-	-	-	9,081	9,081	(27)	9,054
Other comprehensive loss	-	-	-	(1,326)	-	(1,326)	-	(1,326)
Exercise of stock options	534,777	-	3,725	-	-	3,725	-	3,725
Share-based compensation	962,360	1	9,956	-	-	9,957	-	9,957
Transactions with non-controlling interests	-	-	-	-	-	-	15	15
At September 30, 2024	185,524,145	19	374,763	1,900	(116,551)	260,131	12	260,143

At January 1, 2025	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146
Net income for the period	-	-	-		10,203	10,203	6	10,209
Other comprehensive income	-	-	-	3,681	-	3,681	-	3,681
Exercise of stock options	100,619	-	226	-	-	226	-	226
Share repurchase program	-	-	(37,811)	-	-	(37,811)	-	(37,811)
Share-based compensation	883,086	-	11,659	-	-	11,659	-	11,659
Cancellation of shares	(8,059,971)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	(164)	-	-	(164)	12	(152)
At September 30, 2025	177,737,708	18	339,843	1,658	(99,611)	241,908	50	241,958

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2025	September 30, 2024

Income for the period	10,209	9,054
Adjustments for:
Depreciation and amortization	2,400	2,181
Deferred income tax	1,470	(3,787)
Loss on disposal of rights of use, property, equipment, and intangible assets	7	114
Expected credit losses from trade receivables	1,423	775
Share-based compensation	13,061	12,606
Gain on investments and other financial instruments, net	(13,099)	(14,289)
Others and foreign exchange, net	6,919	9,933
Change in operating assets and liabilities
Trade receivables	8,832	(19,947)
Recoverable taxes	1,201	(393)
Prepaid expenses and other assets	(1,240)	865
Accounts payable and accrued expenses	889	1,294
Operating leases	(1,209)	(1,531)
Taxes payable	(2,934)	(1,457)
Deferred revenue	(6,394)	17,714
Other liabilities	582	317
Net cash provided by operating activities	22,117	13,449
Cash flows from investing activities
Proceeds from disposal of joint venture	-	1,026
Purchase of marketable securities and equity investments	(173,980)	(116,802)
Sales and maturities of marketable securities and equity investments	194,283	105,377
Acquisition of subsidiaries net of cash acquired	(3,693)	(2,920)
Acquisitions of property and equipment	(852)	(1,691)
Derivative financial instruments	2,725	(3,558)
Net cash provided by (used in) investing activities	18,483	(18,568)
Cash flows from financing activities
Proceeds from the exercise of stock options	226	3,725
Net-settlement of share-based payment	(1,902)	(2,700)
Buyback of shares	(37,811)	-
Acquisition of subsidiary noncontrolling interest	(164)	-
Payment of loans and financing	(47)	(71)
Net cash provided by (used in) financing activities	(39,698)	954
Net increase (decrease) in cash and cash equivalents	902	(4,165)
Cash and cash equivalents, beginning of the period	18,673	28,035
Effect of exchange rate changes	820	(1,345)
Cash and cash equivalents, end of the period	20,395	22,525

Supplemental cash flow information:
Cash (paid) refunded for income taxes	201	(1,482)

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	938	344
Unpaid amount related to business combinations	456	926
Unpaid amount related to intangible assets acquisitions	1,616	-
Transactions with non-controlling interests	12	14

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1
Nature of business

VTEX and its subsidiaries (the “Group” or the “Company”), provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting, and presented in United States dollars (“USD”).

The condensed consolidated interim financial statements include the accounts of the Company and its controlled subsidiaries, including, but not limited to, VTEX ("VTEX"), incorporated in the Cayman Islands; VTEX Argentina S.A. ("VTEX ARG"), incorporated in Argentina; VTEX Brasil Tecnologia para E-commerce LTDA. ("VTEX Brazil"), incorporated in Brazil; VTEX Ecommerce Platform Limited ("VTEX UK"), incorporated in the United Kingdom; VTEX Commerce Cloud Solutions LLC ("VTEX USA"), incorporated in the United States; and other entities in Europe and Latin America. All intercompany accounts and transactions have been eliminated in consolidation. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management. The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3
Significant accounting policies

Management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2024 and no retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

4
Business combinations
4.1
Acquisition of Weni

On August 29, 2024, VTEX acquired 100% of the shares of Weni, a privately held company specializing in communication automation solutions and chatbots, to enhance its customer engagement and operational automation capabilities. The purchase price includes an initial cash consideration of US$3,016, paid upon closing, as well as a long-term fixed installment of US$972 with payments extending through 2029. Weni was merged into VTEX Brazil in January 2025.

The acquisition agreement features potential additional payment based on the achievement of specific performance targets and the continued employment of key executives until December 2027. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in statements of operations over the applicable service period.

Revenue contribution

If the acquisition had taken place on January 1, 2024, Weni would have contributed revenues of US$3,040 and net profit of US$423 to the Company in 2024. These amounts reflect Weni's unaudited historical performance and do not account for changes to its operations following the acquisition.

4.2
Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business. The acquisition is expected to expand the Group's retail media solutions. The purchase price includes an initial cash consideration of US$3,694, paid upon closing, as well as a long-term fixed installment of US$306 with payments extending through 2030. The Group merged Newtail into VTEX Brazil in July 2025.

Revenue contribution

Newtail contributed revenues of US$722 and a net profit of US$142 to the Company in the six-month period ended June 30, 2025. On July 1, 2025, the acquired business was merged into VTEX. Following the merger and the integration of systems and operations effective July 1, 2025, it is impracticable to reasonably determine the revenues and earnings attributable solely to the acquired business for periods after June 30, 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5
Financial Instruments

The Company measures financial instruments based on quoted prices in active markets (Level 1), inputs from similar instruments such as quoted prices or other directly or indirectly observable market data (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

The following tables present the costs, net unrealized gain (losses), and fair value by major security type for our investments:

	As of September 30, 2025
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	11,816	-	-	11,816	11,816	-
Level 1:
Money market	8,579	-	-	8,579	8,579	-
Mutual funds	156,593	-	-	156,593	-	156,593
Time deposits	15,728	4	-	15,732	-	15,732
Foreign Government bonds	9,844	-	(1,885)	7,959	-	9,815
Subtotal	190,744	4	(1,885)	188,863	8,579	182,140

Total	202,560	4	(1,885)	200,679	20,395	182,140

	As of December 31, 2024
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	13,750	-	-	13,750	13,750	-
Level 1:
Money market	4,923	-	-	4,923	4,923	-
Mutual funds	128,451	-	-	128,451	-	128,451
US Treasuries	25,198	-	(28)	25,170	-	25,170
Time deposits	8,132	2	-	8,134	-	8,134
Discretionary investment portfolio	22,959	-	-	22,959	-	22,959
Foreign Government bonds	11,981	-	(2,352)	9,629	-	11,421
Subtotal	201,644	2	(2,380)	199,266	4,923	196,135

Total	215,394	2	(2,380)	213,016	18,673	196,135

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Investments by Contractual Maturity

As of September 30, 2025, the estimated fair values of our investments, categorized by contractual maturity, are as follows:

	Amortized Cost	Aggregate Fair Value

Within 1 year	14,016	12,724
After 1 year through 5 years	11,556	10,967
Securities with no defined maturity	165,172	165,172
	190,744	188,863

Equity Investments without Readily Determinable Fair Values

VTEX holds strategic investments in privately held equity securities of unquoted companies. In the nine-month period ended September 30, 2025 there were no adjustments related to equity and other investments without readily determinable fair values.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

6
Trade receivables

Trade receivables are as follows:

	September 30, 2025	December 31, 2024
Trade receivables	61,864	64,855
Expected credit losses	(1,624)	(952)
Total trade receivables	60,240	63,903

Current	54,051	52,519
Non-current	6,189	11,384

The changes in expected credit losses for trade receivables are as follows:

2025
Opening balance on January 1	(952)
Addition, net	(1,423)
Addition from acquisition of subsidiaries	(16)
Write-off	888
Exchange differences	(121)
Closing balance on September 30	(1,624)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7
Income Taxes

Income tax expenses were as follows:

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Current tax
Current tax on profits for the period	132	98	62	(83)
	132	98	62	(83)
Deferred income tax
Decrease (increase) in deferred tax	(146)	1,031	(1,470)	3,787
	(146)	1,031	(1,470)	3,787

Total income tax	(14)	1,129	(1,408)	3,704

The composition of deferred income tax assets and liabilities as of September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025	December 31, 2024
Deferred tax assets
Allowance for expected credit loss	557	343
Bonus provision	1,329	1,424
Share-based compensation (i)	1,666	521
Deferred revenue	2,542	2,644
Research and development expenditures	1,345	1,728
Tax loss (ii)	43,841	42,251
Others (iii)	3,150	4,134
Total deferred tax assets, before valuation allowance	54,430	53,045
Valuation allowance	(38,614)	(37,406)
Total deferred tax assets	15,816	15,639

	September 30, 2025	December 31, 2024
Deferred tax liabilities
Acquisition of subsidiaries	3,074	852
Temporary differences	-	1,626
Others	16	-
Total deferred tax liabilities	3,090	2,478

Total deferred tax assets, net	13,370	13,968
Total deferred tax liabilities, net	644	808
(i)
Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses are mainly a result of the current investment position of operations in Brazil, United Kingdom and United States. In Brazil, tax losses are not subject to statute of limitation but ought to be used observing the limits established by the local tax legislation. The amounts recorded in Brazil are expected to be offset in the foreseeable future. There is not enough positive evidence of recoverability for tax loss carryforwards in VTEX UK and VTEX US, therefore, a valuation allowance for the full amount in these entities was recorded. As of September 30, 2025, these tax losses have no expiry.
(iii)
Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Brazil. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8
Leases

The balance sheet shows the following amounts related to leases:

	September 30, 2025	December 31, 2024
Right-of-use assets
Office buildings	3,264	3,220
Total	3,264	3,220

	September 30, 2025	December 31, 2024
Lease liabilities
Current	1,861	1,617
Non-current	1,569	1,695
Total	3,430	3,312

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

9
Property and equipment, net

Details of the Group’s property and equipment balances are presented below:

	September 30, 2025	December 31, 2024
Leasehold improvements	2,681	2,039
Machinery and equipment	39	34
Furniture and fixture	583	505
Computer and peripherals	5,312	4,199
Accumulated depreciation	(5,203)	(3,807)
Property and equipment, net	3,412	2,970

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

10
Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	September 30, 2025	December 31, 2024
Developed technology	5,903	3,929
Trademark	216	186
Intellectual property	2,708	2,351
Customer relationship	10,469	10,028
Others	1,984	444
Accumulated amortization	(12,589)	(10,116)
Intangible assets, net	8,691	6,822

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	September 30, 2025	December 31, 2024
Trade payables	21,046	15,840
Social charges	3,954	4,417
Profit-sharing and sales commission	8,767	10,643
Provision for vacation and benefits	6,567	6,377
Others	2,836	480
Total	43,170	37,757

Current	39,571	36,003
Non-current	3,599	1,754

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

12
Taxes payable

The breakdown of taxes payable is as follows:

	September 30, 2025	December 31, 2024
Income tax payable	575	1,411
Other taxes payable	5,189	6,612
Total	5,764	8,023

Current	5,587	7,863
Non-current	177	160

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

13
Contingencies

The Company is party to civil, labor and tax lawsuits involving loss risks. Loss contingencies resulting from lawsuits are estimated and updated by the Company, based on the evaluation of its legal advisors.

The breakdown of existing loss contingencies of the Company which are recognized as a liability, is as follows:

	September 30, 2025	December 31, 2024
Civil	44	56
Labor	20	14
Tax	217	182
Total	281	252

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	September 30, 2025	December 31, 2024
Civil	253	135
Labor	946	156
Tax	1,258	1,011
Total	2,457	1,302

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

14
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines is as follows:

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Subscriptions	64,011	59,341	184,497	173,956
Taxes on subscriptions	(5,611)	(5,450)	(16,269)	(15,740)
Subscription revenue	58,400	53,891	168,228	158,216

Services provided	1,302	2,233	4,625	7,317
Taxes on services	(94)	(134)	(290)	(376)
Services revenue	1,208	2,099	4,335	6,941

Total revenue	59,608	55,990	172,563	165,157

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

15
Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Group for three and nine-month periods ended September 30, 2025 and 2024:

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Numerator:
Income attributable to the stockholders of the Group	6,351	3,368	10,203	9,081

Denominator:
Basic weighted average number of shares outstanding	179,793	185,268	181,515	184,801
Weighted average effect of dilutive securities:
Stock options	823	3,511	1,546	4,007
Restricted share units	3,876	3,560	3,748	3,538
Diluted weighted average number of shares	184,492	192,339	186,809	192,346

Earnings per share:
Basic	0.035	0.018	0.056	0.049
Diluted	0.034	0.018	0.055	0.047

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16
Share-based compensation
16.1.
Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and RSU instruments are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2025	9,115	4.55	3.02	1.74
Granted	109	6.60	-	2.61
Forfeit	(48)	7.46	-	3.36
Exercised (i)	(103)	2.20	-	0.66
At September 30, 2025	9,073	4.60	2.30	1.75

Stock options exercisable as of September 30, 2025	6,249	4.54	1.96	1.38
(i)
The number of stock options withheld for tax purposes was 9.8 thousand.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the nine-month period ended September 30, 2025:

●
Target Asset Price – US$ 6.60 per share (December 31, 2024 – US$ 6.82 per share)
●
Risk-Free Interest Rate – 3.77% (December 31, 2024 – 4.20%)
●
Volatility – 53.47% (December 31, 2024 – 55.83%)
●
Expected dividend: None

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2025	3,839	6.70
Granted	1,579	6.03
Forfeit	(174)	7.25
Settled (i)	(1,215)	7.10
At September 30, 2025	4,030	6.29
(i)
The number of RSUs withheld for tax purposes was 316.9 thousand shares.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the nine-month period ended September 30, 2025 there was US$24,657 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.46 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the nine-month period ended September 30, 2025, was US$ 14,014 (for the nine-month period ended September 30, 2024: 14,048). For the nine-month period ended September 30, 2025, the Group recorded in additional paid-in the capital the amount of US$ 11,495 (for the nine-month period ended September 30, 2024: US$ 9,860).

16.2.
Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan offering RSUs to selected directors and employees in Loja Integrada, a subsidiary wholly owned. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2025	188.89	5.51
Granted	-	-
Forfeit	(54.73)	4.76
Settled (i)	(79.37)	5.80
At September 30, 2025	54.79	6.26
(i)
The number of RSUs withheld for tax purposes was 22.3 thousand shares.

For the nine-month period ended September 30, 2025, there was US$171 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 0.92 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the nine-month period ended September 30, 2025, was US$ 288 (for the nine-month period ended September 30, 2024: US$ 539). For the nine-month period ended September 30, 2025, the Group recorded in additional paid-in capital an increase of US$ 164 (for the nine-month period ended September 30, 2024: US$96).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16.3.
Amounts recognized in the statement of operations

The following table illustrates the classification of share-based compensation in the consolidated statements of operations which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Subscription cost	(31)	(75)	(183)	(178)
Services cost	(101)	(162)	(377)	(473)
General and administrative	(1,852)	(1,614)	(6,705)	(6,438)
Sales and marketing	(1,471)	(1,272)	(3,376)	(3,295)
Research and development	(1,285)	(1,554)	(3,661)	(4,203)
Total	(4,740)	(4,677)	(14,302)	(14,587)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17
Other income (expense), net

The breakdown of other income for the three and nine-month periods ended September 30, 2025 and 2024 is as follows:

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Interest income	970	2,094	3,108	12,605
Foreign exchange gains (losses)	(3,016)	(3,488)	(8,685)	(10,025)
Gains (losses) on financial instruments	4,357	1,625	10,755	2,149
Other, net	(104)	(327)	(446)	(34)
Other income, net	2,207	(96)	4,732	4,695

18
Subsequent events

During October of 2025, the Company canceled 1,817,461 Class A common shares, of which 51,113 shares were held in treasury as of September 30, 2025 and 1,766,348 were repurchased after September 30, 2025 under the repurchase share program.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of September 30, 2025 and 2024 included elsewhere in this document.

Overview

VTEX is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions, including B2C, B2B, Omnichannel, Retail Media and After-Sales Support. VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results.

Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability. Our platform is designed to be the operating system for the commerce ecosystem to orchestrate complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers' conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors' products, and optimize their product delivery process, among many other capabilities.

With 25 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 88.7% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2.4 thousand customers with over 3.2 thousand active online stores across 44 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations.

In the year 2024, our company achieved several recognitions and acknowledgments. VTEX was the only vendor named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report, and a Challenger in the Magic Quadrant™ for Digital Commerce report for our Ability to Execute and Completeness of Vision, having been recognized in the Gartner® Magic Quadrant™ for Digital Commerce report for the eighth consecutive year. VTEX was also named a Leader in IDC MarketScape: Worldwide B2C Digital Commerce Platforms for Midmarket Growth 2024 Vendor Assessment, and a Leader in IDC

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth Vendor Assessment. Additionally, Paradigm B2B Combine: Enterprise Edition report and Paradigm B2B Combine: Midmarket Edition awarded VTEX medals in all 12 B2B digital commerce categories evaluated in each report.

VTEX was once again recognized as a Customers’ Choice in the 2025 Gartner® Voice of the Customer for Digital Commerce report, for the second year in a row.

We offer access to our platform on a subscription basis, which accounted for 98.0% of our revenue for the three-month period ended September 30, 2025, compared to 96.3% of our revenue in the same period of 2024. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended September 30, 2025, our GMV reached US$5.0 billion, representing an increase of 13.1% in USD and 11.8% on an FX neutral basis. In the same period, our subscription revenue reached US$58.4 million, representing an increase of 8.4% in USD and 7.2% on an FX neutral basis.

Key metric — Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	4,955.7	4,380.2	14,137.8	12,854.7
GMV growth FX neutral (%)	11.8%	17.1%	14.1%	18.8%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of operations data for each of the last historical nine quarters. The condensed consolidated interim statements of operations data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period.

	For the three months ended (unaudited)
(in US$ millions)	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025

Subscription revenue	47.5	57.9	50.4	54.0	53.9	59.4	52.6	57.2	58.4
Services revenue	3.1	2.5	2.3	2.6	2.1	2.1	1.6	1.5	1.2
Total revenue	50.6	60.4	52.6	56.5	56.0	61.5	54.2	58.8	59.6
Subscription cost	(11.4)	(12.5)	(11.6)	(11.9)	(11.7)	(12.4)	(11.1)	(11.6)	(11.6)
Services cost	(3.7)	(3.4)	(3.2)	(3.1)	(2.7)	(3.3)	(2.1)	(1.9)	(2.0)
Total cost	(15.0)	(15.9)	(14.8)	(15.0)	(14.3)	(15.6)	(13.2)	(13.5)	(13.5)
Gross profit	35.5	44.5	37.9	41.6	41.6	45.9	41.0	45.3	46.1
Operating expenses
General and administrative	(8.0)	(8.3)	(8.8)	(9.4)	(8.3)	(7.7)	(9.0)	(9.0)	(8.1)
Sales and marketing	(15.3)	(15.2)	(17.2)	(17.3)	(16.6)	(17.5)	(16.8)	(17.4)	(16.7)
Research and development	(15.8)	(14.4)	(14.0)	(14.3)	(13.7)	(13.4)	(14.9)	(15.4)	(16.7)
Other income (losses)	(0.1)	(0.6)	(0.4)	0.3	(0.7)	(0.6)	(0.4)	(0.5)	(0.3)
Income (loss) from operation	(3.6)	6.1	(2.5)	0.8	2.3	6.7	(0.2)	2.9	4.2
Other income (expense), net	1.1	(2.8)	(0.7)	5.5	(0.1)	1.2	1.6	0.9	2.2
Income (loss) before income tax	(2.5)	3.3	(3.2)	6.3	2.2	7.9	1.4	3.8	6.4
Income tax	(0.3)	(3.1)	2.4	0.2	1.1	(1.2)	(0.6)	(0.8)	(0.0)
Net income (loss) for the period	(2.8)	0.2	(0.9)	6.6	3.4	6.8	0.9	3.0	6.4
Earnings (loss) per share
Basic earnings (loss) per share US$	(0.02)	0.00	(0.00)	0.04	0.02	0.04	0.00	0.02	0.04
Diluted earnings (loss) per share US$	(0.02)	0.00	(0.00)	0.03	0.01	0.04	0.00	0.02	0.03

The following table sets forth selected condensed consolidated interim statements of operations data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(22.5)%	(20.7)%	(22)%	(21)%	(20.8)%	(20.1)%	(20.5)%	(19.7)%	(19.4)%
Services cost	(7.3)%	(5.6)%	(6.1)%	(5.5)%	(4.8)%	(5.3)%	(3.9)%	(3.3)%	(3.3)%
Total cost	(29.7)%	(26.3)%	(28.1)%	(26.5)%	(25.6)%	(25.4)%	(24.3)%	(23.0)%	(22.7)%
Gross profit	70.3%	73.7%	71.9%	73.5%	74.4%	74.6%	75.7%	77.0%	77.3%
Operating expenses
General and administrative	(15.8)%	(13.7)%	(16.7)%	(16.7)%	(14.9)%	(12.6)%	(16.7)%	(15.3)%	(13.7)%
Sales and marketing	(30.3)%	(25.1)%	(32.7)%	(30.6)%	(29.7)%	(28.4)%	(31.1)%	(29.7)%	(28.0)%
Research and development	(31.1)%	(23.9)%	(26.5)%	(25.4)%	(24.5)%	(21.8)%	(27.4)%	(26.2)%	(28.1)%
Other income (losses)	(0.2)%	(0.9)%	(0.7)%	0.6%	(1.2)%	(0.9)%	(0.8)%	(0.8)%	(0.6)%
Income (loss) from operation	(7.2)%	10.1%	(4.7)%	1.4%	4.2%	10.9%	(0.4)%	5.0%	7.0%
Other income, net	2.2%	(4.6)%	(1.4)%	9.8%	(0.2)%	1.9%	3.0%	1.5%	3.7%
Income (loss) before income tax	(5.0)%	5.5%	(6.1)%	11.2%	4.0%	12.9%	2.7%	6.5%	10.7%
Income tax	0.6%	(5.1)%	4.5%	0.4%	2.0%	(1.9)%	(1.1)%	(1.4)%	(0.0)%
Net income (loss) for the period	(5.6)%	0.4%	(1.6)%	11.6%	6.0%	11.0%	1.6%	5.1%	10.7%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025

Income (loss) from operation	(3.6)	6.1	(2.5)	0.8	2.3	6.7	(0.2)	2.9	4.2
Share-based compensation expense	4.6	4.3	4.9	5.0	4.7	4.6	4.5	5.0	4.7
Amortization and adjustment related to acquisitions	0.6	0.6	0.5	0.4	0.4	0.4	0.5	0.6	0.6
Earn out expenses related to acquisitions	-	-	-	-	0.2	0.5	0.5	-	-
Non-GAAP Income from operation	1.6	11.0	2.9	6.3	7.6	12.3	5.3	8.5	9.5

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim statements of operations.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 2.0% of our revenue for the three-month period ended September 30, 2025, compared to 3.7% in the same period of 2024. For the nine-month period ended on September 30, 2025, services revenue accounted for 2.5% of our revenue, compared to 4.2% in the same period of 2024.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Other income (expense), net

Other income (expense), net consists primarily of interest income, foreign exchange gains and losses, fair value gains or losses on financial instruments, and other financial items.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Deferred tax assets are evaluated at each reporting period, and valuation allowances are recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Historical consolidated operations results

Comparison of results of operations for the three and nine-month periods ended September 30, 2025 and 2024

The following table sets forth our condensed consolidated interim statements of operations for the three and nine-month periods ended September 30, 2025 and 2024. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Subscription revenue	58,400	53,891	168,228	158,216
Services revenue	1,208	2,099	4,335	6,941
Total revenue	59,608	55,990	172,563	165,157
Subscription cost (1)	(11,567)	(11,662)	(34,244)	(35,097)
Services cost (1)	(1,961)	(2,679)	(5,980)	(8,966)
Total cost	(13,528)	(14,341)	(40,224)	(44,063)
Gross profit	46,080	41,649	132,339	121,094
Operating expenses
General and administrative (1) (2) (3)	(8,138)	(8,316)	(26,198)	(26,562)
Sales and marketing (1) (2) (3)	(16,701)	(16,609)	(50,989)	(51,139)
Research and development (1) (2) (3)	(16,725)	(13,723)	(47,009)	(42,014)
Other losses	(347)	(669)	(1,258)	(724)
Income from operation	4,169	2,332	6,885	655
Other income (expense), net	2,207	(96)	4,732	4,695
Income before income tax	6,376	2,236	11,617	5,350
Total income tax	(14)	1,129	(1,408)	3,704
Net income for the period	6,362	3,365	10,209	9,054

(1) Includes stock-based compensation expenses as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Subscription cost	(31)	(75)	(183)	(178)
Services cost	(101)	(162)	(377)	(473)
General and administrative	(1,852)	(1,614)	(6,705)	(6,438)
Sales and marketing	(1,471)	(1,272)	(3,376)	(3,295)
Research and development	(1,285)	(1,554)	(3,661)	(4,203)
Total	(4,740)	(4,677)	(14,302)	(14,587)

(2) Includes earn-out expenses related to acquisitions as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Sales and marketing	-	(101)	(286)	(101)
Research and development	-	(67)	(190)	(67)
Total	-	(168)	(476)	(168)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(3) Includes amortization related to acquisitions as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
General and administrative	(4)	(4)	(11)	(12)
Sales and marketing	(405)	(297)	(1,169)	(895)
Research and development	(161)	(127)	(411)	(413)
Total	(570)	(428)	(1,591)	(1,320)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total revenue

The components of our total revenue during the three and nine-month periods ended on September 30, 2025 and 2024 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2025	September 30, 2024	Variation	September 30, 2025	September 30, 2024	Variation
Subscription revenue	58,400	53,891	8.4%	168,228	158,216	6.3%
Services revenue	1,208	2,099	(42.4)%	4,335	6,941	(37.5)%
Total revenue	59,608	55,990	6.5%	172,563	165,157	4.5%

Total revenue for the three-month period ended September 30, 2025 was US$59.6 million, an increase of US$3.6 million, or 6.5% in US$ or 5.3% on an FX neutral basis, from US$56.0 million in the same period of 2024. The increase in total revenue was primarily driven by: an increase in GMV of 13.1% in US$ or 11.8% on an FX neutral basis to US$5.0 billion for the three-month period ended September 30, 2025, from US$4.4 billion in the same period of 2024, which also led to higher revenues from transaction-based fees.

Total revenue for the nine-month period ended September 30, 2025 was US$172.6 million, an increase of US$7.4 million, or 4.5% in US$ or 9.1% on an FX neutral basis, from US$165.2 million in the same period of 2024. The increase in total revenue was primarily driven by: an increase in GMV of 10.0% in US$ or 14.1% on an FX neutral basis to US$14.1 billion for the nine-month period ended September 30, 2025, from US$12.9 billion in the same period of 2024, which also led to higher revenues from transaction-based fees.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total cost

The components of our total cost during the nine-month periods ended on September 30, 2025 and 2024 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2025	September 30, 2024	Variation	September 30, 2025	September 30, 2024	Variation
Subscription cost	(11,567)	(11,662)	(0.8%)	(34,244)	(35,097)	(2.4)%
Services cost	(1,961)	(2,679)	(26.8)%	(5,980)	(8,966)	(33.3)%
Total cost	(13,528)	(14,341)	(5.7%)	(40,224)	(44,063)	(8.7)%

Total cost for the three-month period ended September 30, 2025 decreased by US$0.8 million, or 5.7%, to US$13.5 million from US$14.3 million in the same period of 2024, mainly due to a decrease in total cost of services by US$0.7 million primarily due the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

Total cost for the nine-month period ended September 30, 2025 decreased by US$3.8 million, or 8.7%, to US$40.2 million from US$44.1 million in the same period of 2024, mainly due to a decrease in total cost of services by US$3.0 million primarily due to the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Gross profit

As a result of the above, our gross profit increased by US$4.4 million, or 10.6% to US$46.1 million for the three-month period ended September 30, 2025 from US$41.6 million in the same period of 2024. As a percentage of our total revenue, our gross profit increased to 77.3% in the three-month period ended September 30, 2025 from 74.4% in the same period of 2024, mainly due to efficiencies from AI-powered automation in customer support.

Our gross profit increased by US$11.2 million, or 9.3% to US$132.3 million for the nine-month period ended September 30, 2025 from US$121.1 million in the same period of 2024. As a percentage of our total revenue, our gross profit increased to 76.7% in the nine-month period ended September 30, 2025 from 73.3% in the same period of 2024, mainly due to efficiencies from AI-powered automation in customer support.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Operating expenses

General and administrative

General and administrative expenses during the three and nine-month periods ended on September 30, 2025 and 2024 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2025	September 30, 2024	Variation	September 30, 2025	September 30, 2024	Variation
General and administrative	(8,138)	(8,316)	(2.1%)	(26,198)	(26,562)	(1.4)%
Percentage of total revenue	(13.7)%	(14.9)%	-	(15.2)%	(16.1)%	-

Our general and administrative expenses remained relatively stable, decreasing slightly by US$0.2 million, or 2.1%, to US$8.1 million for the three-month period ended September 30, 2025 from US$8.3 million in the same period of 2024, with no significant changes in key expense categories.

For the nine-month period ended September 30, 2025, our general and administrative expenses remained stable, with a slight variation of US$0.4 million, or 1.4%, reaching US$26.2 million compared to US$26.6 million in the same period of 2024, with no significant changes in key expense categories.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Sales and marketing

Sales and marketing expenses during the three and nine-month periods ended September 30, 2025 and 2024 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2025	September 30, 2024	Variation	September 30, 2025	September 30, 2024	Variation
Sales and marketing	(16,701)	(16,609)	0.6%	(50,989)	(51,139)	(0.3)%
Percentage of total revenue	(28.0)%	(29.7)%	-	(29.5)%	(31.0)%	-

Our sales and marketing expenses remained relatively stable, increasing by US$0.1 million, or 0.6%, to US$16.7 million for the three-month period ended September 30, 2025 from US$16.6 million in the same period of 2024, with no significant changes in key expense categories.

For the nine-month period ended September 30, 2025, our sales and marketing expenses decreased by US$0.2 million, or 0.3%, to US$51.0 million from US$51.1 million for the same period of 2024, with no significant changes in key expense categories.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Research and development

Research and development expenses during the three and nine-month periods ended on September 30, 2025 and 2024 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2025	September 30, 2024	Variation	September 30, 2025	September 30, 2024	Variation
Research and development	(16,725)	(13,723)	21.9%	(47,009)	(42,014)	11.9%
Percentage of total revenue	(28.1)%	(24.5)%	-	(27.2)%	(25.4)%	-

Our research and development expenses increased by US$3.0 million, or 21.9% to US$16.7 million for the three-month period ended September 30, 2025 from US$13.7 million in the same period of 2024, primarily due to (1) an increase in personnel-related expenses, including share-based compensation, and (2) an increase in IT-related expenses.

For the nine-month period ended September 30, 2025, our research and development expenses increased by US$5.0 million, or 11.9%, to US$47.0 million from US$42.0 million in 2024, primarily due to (1) an increase in personnel-related expenses, including share-based compensation, and (2) an increase in IT-related expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Other income (expense), net

Other income (expense), net amounted to a revenue of US$2.2 million for the three-month period ended September 30, 2025, compared to an expense of US$0.1 million in the same period of 2024 mainly due to (1) an increase in gain from financial instruments to U$4.4 million in September 30, 2025 from US$1.6 million in September 30, 2024, which was partially offset by (2) a decrease in interest income to US$1.0 million in September 30, 2025 from US$2.1 million in September 30, 2024.

Other income (expense), net amounted to a revenue of US$4.7 million for the nine-month period ended September 30, 2025 and September 30, 2024 mainly due to (1) a decrease in interest income to US$3.1 million in September 30, 2025 from US$12.6 million in September 30, 2024, which was mostly offset by (2) an increase in gain from financial instruments of US$10.7 million in September 30, 2025 from a gain of US$2.1 million in September 30, 2024 and (3) a decrease in foreign exchange losses to U$8.7 million dollars in September 30, 2025 from US$10.0 million in September 30, 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Net income for the period

As a result of the above, our net income amounted to US$6.4 million for the three-month period ended September 30, 2025, compared to a net income of US$3.4 million in the same period of 2024.

As a result of the above, our net income amounted to US$10.2 million for the nine-month period ended September 30, 2025, compared to a net income of US$9.1 million in the same period of 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the nine months ended
(in US$ thousands)	September 30, 2025	September 30, 2024
Net cash provided by operating activities	22,117	13,449
Net cash provided by (used in) investing activities	18,483	(18,568)
Net cash provided by (used in) financing activities	(39,698)	954
Net increase (decrease) in cash and cash equivalents	902	(4,165)

Net cash provided by operating activities

For the nine-month period ended September 30, 2025, our net cash provided by operating activities amounted to US$22.1 million, compared to US$13.4 of cash provided in the same period of 2024, primarily as a result of:

•
an improvement in income from operations, which totaled US$6.9 million of income for the nine-month period ended September 30, 2025, compared to an income of US$0.7 million for the same period in 2024;
•
changes in operating assets which consisted mainly of a decrease in trade receivables of US$8.8 million for the nine-month period ended September 30, 2025, compared to an increase of US$19.9 million for the same period in 2024; partially offset by:
•
changes in operating liabilities which consisted mainly of a decrease in deferred revenue of US$6.4 million for the nine-month period ended September 30, 2025, compared to an increase of US$17.7 million for the nine-month period ended September 30, 2024

Net cash provided by (used in) investing activities

For the nine-month period ended September 30, 2025, net cash provided by investing activities amounted to US$18.5 million, compared US$18.6 million of net cash used in investing activities in the same period of 2024, primarily as a result of an increase in sales and maturities of marketable securities to US$194.3 million for the nine-month period ended September 30, 2025, from US$105.4 million in the same period of 2024. This was partially offset by an increase in purchases of marketable securities to US$174 million for the nine-month period ended September 30, 2025, from US$116.8 million in the same period of 2024.

Net cash provided by (used in) financing activities

For the nine-month period ended September 30, 2025, net cash used in financing activities increased to US$39.7 million, compared to US$1.0 million of net cash provided by financing activities in the same period of 2024, primarily as a result of the increase in the buyback of shares to US$37.8 million for the nine-month period ended September 30, 2025, from nil in the same period of 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the nine-month periods ended September 30, 2025 and 2024, amounted to US$0.9 million and US$1.7 million, respectively, representing 0.5% and 1.0% of our total revenue for the nine-month periods ended September 30, 2025 and 2024, respectively.

For 2025, we expect to maintain our capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2024. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Off-balance sheet arrangements

As of September 30, 2025, we did not have any off-balance sheet arrangements.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, and marketable securities consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso, Chilean peso and Mexican peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment (except for VTEX Argentina, which uses the U.S. dollars as functional currency). As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the nine-month period ended September 30, 2025 and in the year ended December 31, 2024, 22.5% and 20.8% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of September 30, 2025 and in the year ended December 31, 2024, our assets were represented by 60.1% and 67.3% in U.S. dollars, 39.9% and 32.7% in other currencies. As of September 30, 2025 and in the year ended December 31, 2024, our liabilities, excluding our total shareholders’ equity, were represented by 11.1% and 13.0% in U.S. dollars, 88.9% and 87.0% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 06, 2025

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer